UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

CANTOR OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Subject Company (Issuer))

CANTOR OPPORTUNISTIC ALTERNATIVES FUND, LLC
(Name of Filing Person(s) (Issuer))

SHARES OF LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Marlena Kaplan
Cantor Fitzgerald Investment Advisors, L.P.
110 E. 59th Street
New York, NY 10022
(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Nathan Greene, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022
(212) 848-4000

September 26, 2011
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	(a) $12,081,277.78	Amount of Filing Fee:	(b) $1,402.64

(a)	Calculated as the estimated aggregate maximum purchase price for Shares.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,402.64
Form or Registration No.:  Schedule TO, Registration No. 005-84076
Filing Party:  Cantor Opportunistic Alternatives Fund, LLC
Date Filed:  September 26, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

        This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on September 26, 2011 by Cantor Opportunistic Alternatives Fund, LLC (formerly Cadogan Opportunistic Alternatives Fund, LLC) (the “Company”), and amended by certain amendments to the Statement filed on October 21, 2011 and November 15, 2011, in connection with an offer by the Company to purchase up to 20% of its outstanding Shares from the members of the Company on the terms and subject to the conditions set forth in the Offer to Repurchase filed as Exhibit B to the Statement.

        This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

        The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 11:59 midnight, New York time, on November 30, 2011.

2. 551,946.989 Shares of the Company were validly tendered and not withdrawn prior to the expiration of the Offer, and, of those tendered Shares, 110,389.402 Shares (20% of the Company’s outstanding Shares) were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Valuation Date for the Shares tendered was December 30, 2011.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member that tendered Shares that were accepted for repurchase by the Company. On or about February 7, 2012, the Company paid such members of the Company $10,032,188.86 collectively, representing the cumulative amount payable under the promissory notes.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CANTOR OPPORTUNISTIC ALTERNATIVES FUND, LLC

By:		/s/ Marlena Kaplan
	Name:	Marlena Kaplan
	Title:	Treasurer and Secretary

March 21, 2012

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